Contact

www.linkedin.com/in/robert-glenn-095aa52b (LinkedIn)

Top Skills

Inpatient Care
Correctional Medicine
Addiction Recovery

Robert Glenn

Psychiatrist at Regroup | Telehealth & Telepsychiatry
Johns Island, South Carolina, United States

Summary

Specialties: Psychiatry

Experience

Glenn and Grawert Physician Collaboration Services
Collaborating Psychiatrist
May 2022 - Present (10 months)
Charleston, South Carolina, United States

Forefront Telecare
Medical Director
June 2020 - Present (2 years 9 months)
Dixon, Illinois, United States

Array Behavioral Care
Psychiatrist
September 2018 - Present (4 years 6 months)
Charleston, South Carolina

Crossroads Treatment Centers
Medical Director
March 2016 - Present (7 years)
North Charleston, South Carolina

Liberty Healthcare Corporation
Telepsychiatrist
May 2014 - September 2018 (4 years 5 months)

UHS
On-Staff Psychiatrist
July 2012 - May 2015 (2 years 11 months)

Compass Health Systems
Psychiatrist

October 2012 - April 2014 (1 year 7 months)

Medical University of South Carolina
Resident Physician
June 2009 - June 2013 (4 years 1 month)
Charleston, SC

Georgia Department of Behavioral Health & Developmental Disabilities
Admissions Psychiatrist
December 2010 - September 2012 (1 year 10 months)
Georgia Regional Hospital- Savannah, GA

Education

Medical University of South Carolina College of Medicine
MD, Medicine · (2005 - 2009)

College of Charleston
BS, Psychology, Biology · (2001 - 2005)